SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway

New York, NY 10006

Telephone: (212) 930-9700

Facsimile: (212) 930-9725

August 27, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Daniel L. Gordon,

           Branch Chief

Re:   SK3 Group, Inc. (formerly CTT International Distributors Inc.)

         Form 10-KSB for the year ended December 31, 2006

         Form 10-QBS for the Quarter Ended March 31, 2007

         File No. 0-30919

Ladies and Gentlemen:

We are counsel to SK3 Group, Inc. (formerly CTT International Distributors Inc.) (the “Company”).  This letter responds to your letter dated June 29, 2007 related to the above-referenced filings.

The responses to the Staff’s comments attached hereto are numbered to relate to the corresponding comments in your letter.

1.

Please tell us the status of the potential acquisitions of Reliablecom, Inc., Sohel Distributors Inc. and The Phone Card Warehouse Inc.  Please confirm to that when the acquisitions are finalized you will provide the financial statements required by Form 8-K(C)(3).

Response:  Audited financial statements required to be filed by Form 8-K(C)(3) have recently been completed for each of the companies to be acquired and it is anticipated that closings will occur within the next 30 to 45 days.

2.

We note from page 23 that during 2006 you sold 33 FM receivers at an average selling price of $13 and 37 MP3 players at an average selling price of $149. Given this level of sales, please advise us why you only recognized $936 of revenue. We may have further comment.

Securities and Exchange Commission

August 27, 2007

Response:  The table incorrectly reflected the amount of sales recognized during the 2006 fiscal year. The Company sold 33 FM receivers and 37 MP3 receivers during the year. However, due to the revenue recognition policy of the Company, certain sales were removed from the accounting records, as they no longer met the criteria for recognition. These sales were inadvertently included in the figures in the table. The remaining inventory at December 31, 2006 was charged to cost of sales as net realizable value was estimated to be nominal. This resulted in a negative cost of sales in the financial statements. The revised table should read as follows:

Unit Type	Number of Units	Average Selling Price	Average Gross Margin
FM Receivers	15	$13	42%
MP3 Players	8	$96	47%

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

Very truly yours,

Thomas A. Rose